02058601

PE
9-1-02

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FILED S.E.C.
SEP 1 9 2002
1086

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September, 2002

E.ON Corporation
(Translation of Registrant's Name Into English)

E.ON Aktiengesellschaft
E.ON-Platz 1
D-40479 Düsseldorf
Germany
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F _

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _ No X

If „Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

e·on

Press Release

September 19, 2002

Ministerial approval for Ruhrgas acquisition tied to much tougher requirements

Today, the Federal Ministry of Economics essentially confirmed the ministerial approval granted on July 5, 2002 for the acquisition of Ruhrgas AG, Essen, by E.ON AG, Düsseldorf. "We welcome the fact that, after the second hearing and the re-examination of the arguments, the Ministry has once again acknowledged the macroeconomic benefits", explained E.ON's CEO Ulrich Hartmann.

Limit to what is economically tolerable reached

However, the Ministry has tied its decision to a drastic tightening of the requirements that had already been painful before. "We have asked ourselves whether we are still able and willing to accept these requirements", said Ulrich Hartmann. The additional requirements once again impose enormous demands on E.ON and Ruhrgas: Ruhrgas will now also have to sell its stakes in Bayerngas and the municipal utility of Bremen. All the companies to be sold will be granted special rights to terminate their purchase agreements. Furthermore, Ruhrgas will now have to sell 200 billion kilowatt-hours of gas by open auctions to its competitors. The minimum prices for these auctions will be much lower than the average border crossing price. Overall, the requirements imposed are very close to reaching the limit to what is economically tolerable for both companies.

E.ON AG
E.ON Platz 1
40479 Düsseldorf

For questions, please contact:

Dr. Peter Blau
Phone: +49-211-4579-628
Fax: +49-211-4579-629

Josef Nelles
Phone: +49-211-4579-544
Fax: +49-211-45 79-566

www.eon.com
Presse@eon.com

Procedural mistakes have been cured

The procedural mistakes that were criticized by the Higher Regional Court in Düsseldorf have been cured. Administrative State Secretary Tacke personally chaired the second hearing, and he did so without any bias, as demonstrated by the drastic tightening of the requirements. The requirements were thoroughly discussed with all the parties involved in the case. Against this background, E.ON expects that the court will set aside its interim orders. For the companies involved and for their employees, it is now high time that the long period of legal uncertainty should come to an end. Only then it will be possible to reorganize the energy, chemical and coal industries in Germany.

No out-of-court settlement

The implementation of the merger between E.ON and Ruhrgas will considerably stimulate competition in the German gas market. For this reason, the complainants who are really interested in more competition should now clearly support the merger. "However, those who are only anxious to pursue their own interests should know that there will certainly be no out-of-court settlement with us", emphasized Ulrich Hartmann.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

E.ON Aktiengesellschaft

Date: September 19, 2002

By:

Michael C. Wilhelm
Senior Vice President
Accounting

GESAMT SEITEN 05